Exhibit 2

ADB Systems International Ltd.
6725 Airport Road, Suite 201
Mississauga, ON L4V 1V2
Tel: 905-672-7467 / Facsimile: 905-672-7514
Website: www.adbsys.com
(TSX: ADY; OTCBB: ADBY)

For Immediate Release

ADB SYSTEMS REPORTS Q1 2004 FINANCIAL RESULTS

Meets performance targets; raises new funding; provides revenue guidance for Q2

Toronto, ON – May 12, 2004 – ADB Systems International (TSX: ADY; OTCBB: ADBY), a global provider of asset lifecycle management solutions, announced today financial results for its first quarter ended March 31, 2004.  All figures are in Canadian dollars.

ADB reported revenues of $1.18 million in the first quarter.  This compares to $1.49 million achieved in the fourth quarter of 2003 and $1.26 million and the same period of 2003.  Revenue was comprised of software license sales, service fees for software implementation, application hosting, maintenance, support and training, and transaction fees from on-line activities performed for customers.

“Because of the timing of some of our new customer agreements and our focus on ramping up our joint venture with GE,  ADB’s revenue in the first quarter was generated primarily from activities associated with existing customers,” said Jeff Lymburner, CEO of ADB Systems.  “But as major projects with the NHS and GE Asset Manager get underway, we believe that we will experience a 10 percent revenue growth in Q2 over Q1, and sustain this trend for the balance of 2004.”

ADB recorded a net loss for the period of $1.39 million or $0.02 per basic share.  This compares to a net loss in the fourth quarter of 2003 of $1 million or $0.02 per basic share and $1.76 million or $0.03 per basic share in the same period of 2003.

Meets performance guidance

Consistent with previous guidance, ADB’s operating activities generated cash inflows of $291,000 in the quarter.  This compares to cash outflows of $629,000 for the same period in 2003.  This marks the first quarter that ADB has realized positive cash flow from operations in its history.

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“Since our acquisition of ADB Systemer and our re-launch as ADB Systems in October of 2001, we have improved our bottom-line performance considerably by reducing our expenses and driving a recurring revenue model,” Mr. Lymburner said.  “Although we expect to incur a number of one-time expenses relating to accounting and administrative activities in Q2, the recent trend of improved financial performance will underscore our activities in 2004 and beyond.”

As at March 31, 2004, ADB held cash and marketable securities of $731,000, an increase of 64 percent over Q4 2003 totals.

Raises new funding

ADB also announced that it has entered into a financing agreement scheduled to close on or before May 14, 2004.  Under the terms of the agreement, ADB will receive $500,000 through the issuance of convertible interest bearing secured notes to a group of private investors. The private investors will be able to convert their notes at anytime during the three-year term into units priced at $0.31 with each unit consisting of one common share and one-half warrant. Each full warrant may be exercised into one common share for a term of three years at the exercise price of $0.50 each.  Automatic conversion of the notes will occur if ADB’s share price closes at or above $0.70 on the TSX for five consecutive trading days following a four-month hold period. ADB will pay noteholders seven percent interest per annum for unconverted notes over the three-year term.

“This new funding will be used to support our day-to-day activities as we build up the sales and marketing efforts of our GE Asset Manager joint venture,” Mr. Lymburner said.  “The new funding will also be used to support our cash flow in Q2 where we typically experience one-time expenses related to accounting and filing activities.”

Operating highlights and outlook

In addition to its financial performance, ADB achieved a number of noteworthy accomplishments in the first quarter, including:

•                    The National Health Service, Europe’s largest provider of healthcare services, expanded its use of ADB’s on-line procurement technology.

•                    ADB developed new asset-tracking technology for GE Asset Manager, its joint venture with GE.  The new technology, which was developed on time and on budget, will help organizations improve the utilization and redeployment of their capital assets and equipment.

•                    GE Asset Manager, ADB’s joint venture with GE, signed a customer agreement with Kraft Foods.

•                    ADB developed new capabilities to help oil and gas companies in the North Sea streamline procurement, material management, maintenance and documentation processes.

“Based on our recent financial performance improvements, ongoing customer activities and the initial success of our joint venture with GE, we believe that ADB’s long-term outlook continues to be very promising,” Mr. Lymburner also said.

About ADB Systems International Ltd.

ADB Systems International delivers asset lifecycle management solutions that help organizations source, manage and sell assets for maximum value.  ADB works with a  growing number of customers and partners in a variety of sectors including oil and gas, government, healthcare, manufacturing and financial services.  Current customers include BP, GE Commercial Equipment Financing, Halliburton Energy Resources, the National Health Service, permanent TSB, Talisman Energy, and Vesta Insurance.

Through its wholly owned subsidiary, ADB Systems USA Inc., ADB owns a 50 percent interest in GE Asset Manager, a joint business venture with GE.  ADB has offices in Toronto (Canada), Stavanger (Norway), Tampa (U.S.), Dublin (Ireland), and London (U.K.).  The company’s shares trade on both the Toronto Stock Exchange (TSX: ADY) and the OTC Bulletin Board (OTCBB: ADBY).

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause ADB’s (“the Company”) results to differ materially from expectations.  These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company’s products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company’s plans will be achieved.

Contacts:

At ADB Systems International Ltd.

Joe Racanelli, Director of Marketing

Tel: (905) 672-7467 ext. 273

Fax: (905) 672-9928

E-mail: jracanelli@adbsys.com

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